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                              November 29, 2023

       Todd A. DeBonis
       President and Chief Executive Officer
       PIXELWORKS, INC.
       16760 SW Upper Boones Ferry Rd., Suite 101
       Portland, OR 97224

                                                        Re: PIXELWORKS, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed November 15,
2023
                                                            File No. 333-275569

       Dear Todd A. DeBonis:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       Cover Page

   1.                                                   Please provide
prominent disclosure about the legal and operational risks associated with having the majority of
the company   s operations in China. Your disclosure should make
                                                        clear whether these
risks could result in a material change in your operations and/or the value of the securities
you are registering for sale or could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Your disclosure should address how
recent statements and regulatory actions by China   s government, such
                                                        as those related to
data security or anti-monopoly concerns, have or may impact the
                                                        company   s ability to
conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.
Please disclose the location of your auditor   s headquarters and
                                                        whether and how the
Holding Foreign Companies Accountable Act, as amended by the
                                                        Consolidated
Appropriations Act, 2023, and related regulations will affect your company.
 Todd A. DeBonis
PIXELWORKS, INC.
November 29, 2023
Page 2
         Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Prospectus Summary, page i

2. Please revise to include a prospectus summary that includes a summary of risk factors. In your summary of risk factors, disclose the risks that having the
majority of the company   s
         operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
3. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is
         required to approve your or your subsidiaries    operations, and state
affirmatively whether
         you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
4. Please provide a clear description of how cash is transferred through your organization.
       Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the parent company and its subsidiaries, and direction of transfer.
       Quantify any dividends or distributions that a subsidiary has made to the parent company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.
       Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and
FirstName LastNameTodd A. DeBonis
       limitations on your ability to distribute earnings from the company, including your
Comapany    NamePIXELWORKS,
       subsidiaries,                INC. and U.S. investors as well as the
ability to settle
                     to the parent company
       amounts
November        owedPage
           29, 2023    under2 applicable agreements.
FirstName LastName
 Todd A. DeBonis
FirstName LastNameTodd    A. DeBonis
PIXELWORKS,     INC.
Comapany 29,
November  NamePIXELWORKS,
              2023              INC.
November
Page 3    29, 2023 Page 3
FirstName LastName
Risk Factors, page 2

5. We note you discuss, incorporated by reference from page 52 of your Quarterly Report on
         Form 10-Q for the quarterly period ended September 30, 2023, that you are not subject to
         CAC oversight. Please revise to address the risk that you may become subject to CAC and that this will impact your operations. Further, please revise to clarify how you concluded you are not subject to CAC or relied on advice of counsel.
General

6. Please disclose, in a separate section, whether you have directors, officers or senior management located in China or Hong Kong. If so, please disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jenny O'Shanick at 202-551-8005 or Bradley Ecker at 202-551-4985 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Christina F. Pearson